
07007061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 26155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Reynolds Securities, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, The Atrium - 31st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Remus, CPA 609-540-1751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T
(Name – *if individual, state last, first, middle name*)

2663 Nottingham Way (Address) Hamilton (City) NJ (State) 08619 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2007
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MICHAEL T. REMUS
Certified Public Accountant
2663 Nottingham Way, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 of the Securities and Exchange Commission

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying financial statements of Thomas P. Reynolds Securities, Ltd for the year ended March 31, 2007 and have issued my report dated May 23, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the report titled *REQUIREMENTS PURSUANT TO RULE 17a-5-(e)4* is presented for purposes of additional analysis and is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 23, 2007
Hamilton Square, New Jersey

END